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SECU 08028875 MMISSION

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FEB 29 2008

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SEC FILE NUMBER
8-31114

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: TCW Funds Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johnson P. So, Chief Financial Officer (213) 244-0638
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Johnson P. So, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ZOHRA S. MAYET
Commission # 1754688
Notary Public - California
Los Angeles County
My Comm. Expires Jul 1, 2011

Signature

Vice President/Chief Financial Officer
Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2008.

Notary Public

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a- 15(e)(3).

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2007 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
TCW Funds Distributors:

We have audited the accompanying statement of financial condition of TCW Funds Distributors (the "Company"), a wholly owned subsidiary of TCW Group, Inc., as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Funds Distributors at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 of TCW Funds Distributors as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 27, 2008

TCW FUNDS DISTRIBUTORS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents (Note 2)	$ 4,811,314
Distribution fees receivable (Note 2)	651,422
Prepaid expenses	42,034
TOTAL ASSETS	$ 5,504,770

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Distribution fees payable (Note 4)	$ 651,422
Due to Parent (Note 4)	269,294
Other accrued expenses	62,326
Total Liabilities	983,042
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,447,728
Total Shareholder's Equity	4,521,728
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,504,770

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES

Distribution fees (Note 2)	$ 7,723,838
Placement fees (Note 2)	636,822
Fee income (Note 2)	88,899
Dividend income	199,841
Other income	35,000
Total Revenues	8,684,400

EXPENSES

Distribution fees expense (Note 2)	7,723,838
Fee sharing expense (Note 2)	222,888
Professional fees and other expenses	141,225
Regulatory expense	79,253
Total Expenses	8,167,204
Income before Income Taxes	517,196
Provision for Income Taxes (Note 2)	207,253
Net Income	$ 309,943

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2007	10,000	$10,000	$64,000	$4,137,785	$4,211,785
Net income	—	—	—	309,943	309,943
Balances at December 31, 2007	10,000	$10,000	$64,000	$4,447,728	$4,521,728

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 309,943
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	$ 5,316	
Distribution fees receivable	(15,777)	
Other receivable	150,000	
Due to/from parent	207,253	
Distribution fees payable	15,777	
Other accrued expenses	34,272	
Total adjustments		396,841
Net cash provided by operating activities		706,784
NET INCREASE IN CASH AND CASH EQUIVALENTS		706,784
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,104,530
CASH AND CASH EQUIVALENTS AT END OF YEAR		$4,811,314
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Taxes		$ -

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Organization - TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formerly known as TCW Brokerage Services. The Parent is an indirect subsidiary of Société Générale, S.A. The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenue from related parties that are managed by the Parent. Additionally, as described in Note 4, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. Therefore, if the Company were a stand-alone entity the financial statements presented could be materially different.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2007, cash and cash equivalents consist of investments in demand deposits with a bank and a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Investments - Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations.

Placement Fees - The Company receives placement fees from The European Clean Energy Fund which is managed by an affiliated investment adviser. Placement fee income is recorded as payments are received until the default provisions of the placement agreement terminate twelve months after the final closing of the fund, which will be in March 2008. The Company also accrued a related amount for fee sharing expenses of approximately 35% of such placement fees payable to various professionals in the Energy and Infrastructure Group.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007

Fee Income - The Company receives revenues primarily from investment entities, which are managed by affiliated investment advisers. The Company acts as a structuring agent for its affiliated investment advisers.

Distribution Fees Revenue - The company is an affiliate of TCW Investment Management Company (the "Adviser") which serves as the investment adviser to TCW Funds, Inc. (the "Funds"). The Company serves as the non-exclusive distributor of each class of the Funds' shares. The Funds have a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class and K Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from the Funds. In general, these fees are received from the Funds within ten business days after month-end. The Company expects to use all of these fees to compensate and reimburse the Adviser who pays the retirement plan service providers, brokers, financial advisers and other financial intermediaries for providing administrative services to their customers.

Income Taxes - The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with Statement of Financial Accounting Standards 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company for the fiscal year beginning after December 15, 2007. The Company is in the process of evaluating the impact of adopting FIN 48 on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* ("SFAS 159"). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its statement of financial condition, operations, or cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 are not expected to have a material impact on the Company's financial condition, results of operations or cash flows, however, additional disclosures will be required.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $3,744,294, which was $3,678,758 in excess of its required net capital of $65,536. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the

Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

NOTE 4 – RELATED PARTIES

The Due to Parent balance of $269,294 at December 31, 2007 represents the allocation of tax liabilities from the Parent. The Due to Parent balance is non-interest bearing and is expected to be paid within the next twelve months. The distribution fees payable represents Rule 12b-1 distribution fees payable to the Advisor.

SUPPLEMENTAL SCHEDULE

TCW FUNDS DISTRIBUTORS

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

NET CAPITAL -		
Total Stockholder's Equity from Statement of Financial Condition		$4,521,728
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	$ 42,034	
Receivables	651,422	
Total deductions and/or charges		693,456
Net Capital before haircuts on securities positions		3,828,272
Haircuts on securities:		
Money market fund	83,978	
Total haircuts		83,978
NET CAPITAL		$3,744,294
TOTAL AGGREGATE INDEBTEDNESS		$ 983,041
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 65,535
EXCESS NET CAPITAL		$3,678,758
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.26 to 1

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
TCW Funds Distributors:

In planning and performing our audit of the financial statements of TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report

financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 27, 2008

END